FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile Announces Pricing of its Secondary Offering

Banco Santander Chile (the “Bank”) today announced the pricing of a secondary offering of 11,404,498 of its American Depositary Shares (the “ADSs”), each representing 1039 ordinary shares of the Bank, at US$ 46 per ADS. The ADSs being offered represent 6.29% of the Bank’s total issued and outstanding share capital. The ADSs are being offered by Grupo Empresarial Santander, S.L, an affiliate of Banco Santander Central Hispano, S.A. (“Santander”).  Grupo Empresarial Santander, S.L. has granted the underwriter an option to purchase up to an additional 1,710,674 ADSs to cover any over-allotments.  The Bank will not receive any proceeds from this offering. The ADSs are listed on the New York Stock Exchange under the symbol “SAN.”

After the closing of this transaction and assuming the underwriter’s over-allotment option is not exercised, Santander will own 77.67% of the common stock of the Bank.

Credit Suisse Securities (USA) LLC is the sole manager of the offering.  Copies of the prospectus supplement and the accompanying prospectus relating to this offering can be obtained from Credit Suisse Securities (USA) LLC at Prospectus Department, One Madison Avenue, New York, NY 10010 (toll free: 800-221-1037 or 212-538-5441 or fax: 212-325-8057).

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such State.

CONTACT INFORMATION
Robert Moreno
Manager

Investor Relations Department
Banco Santander Santiago
Bandera 140 Piso 19,
Santiago,
Chile

Tel: (562) 320-8284
Fax: (562) 671-6554
Email: rmorenoh@santandersantiago.cl

Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Chile involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank’s control. Accordingly, the Bank’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank’s filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.

Investor Relations Department	1
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date: December 6, 2006	By:	/s/ Gonzalo Romero

	Name:	Gonzalo Romero
	Title:	General Counsel